UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-35080

kips bay medical, INC.

(Exact name of registrant as specified in its charter)

3405 Annapolis Lane North, Suite 200

Minneapolis, Minnesota 55447

(763) 235-3540

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 60.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Kips Bay Medical, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 22, 2015	By:	/s/ Scott Kellen
Scott Kellen
Chief Operating Officer and Chief Financial Officer